Exhibit 99.1

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026

Six months after the conflict in the Persian Gulf began, the market has not yet normalized. The partial reopening of the Strait of Hormuz after the ceasefire memorandum was signed in June proved short-lived, as the passageway was effectively closed again in early July. Gulf exports, including  routes bypassing the Strait, fell sharply by 2.1 million barrels per day (mb/d) to 15 mb/d in July.

Importantly, the bypass routes the Gulf has relied on have also come under pressure. Amid rising tensions between the Houthis and Saudi Arabia, attacks extended to the Bab el-Mandeb Strait and to infrastructure at Jazan and Yanbu, diverting Saudi oil exports northward toward the Suez Canal and the SUMED pipeline. The SUMED pipeline saw Saudi exports surge to 1.25 mb/d, the highest level since April 2020. For the product tanker market, this has led to sustained fragmentation of global trade, with volumes East of Suez remaining constrained and alternative routings adding substantial voyage distance.

Against this backdrop, Hafnia delivered the strongest quarterly result since Q3 2022. In Q2 2026, we recorded a net profit of USD 277.8 million. This included USD 39.3 million in gains on vessel sales, and our fee-based business generated USD 8.8 million. Results for the quarter were impacted by approximately 392 off-hire vessel days related to scheduled drydockings, and we anticipate approximately 225 off-hire days in Q3.

Our average fleet TCE for Q2 was USD 44,093 per day. As of 17 August 2026, 80% of our Q3 earning days are covered at an average of USD 30,716 per day, and 53% of our H2 2026 earning days are covered at an average rate of USD 28,917 per day.

At the end of the second quarter, our net asset value (NAV1) rose to approximately USD 4.4 billion, up USD 0.4 billion from Q1 2026. This is equivalent to USD 8.89 (~NOK 88.47) per share, driven by higher vessel valuations across all segments and lower debt levels amid a strengthened freight market. Our net Loan-to-Value (LTV) ratio further decreased from 20.2% in the first quarter to 13.0%, primarily due to strong cash flow generation from both operations and vessel sales.

With our net LTV below 20%, we have reached the highest payout threshold under our dividend policy. I am therefore pleased to announce a 90% payout ratio for the second quarter. Accordingly, we will distribute a total of USD 250.0 million in dividends, or USD 0.5003 per share. This reflects our continued commitment to delivering strong shareholder returns and represents an annualized dividend yield of approximately 21% based on the dividend announced for the first half of 2026.

From 2027, we will calculate net LTV on a fully committed basis, incorporating outstanding newbuild commitments and the corresponding vessel values.

We continued to execute our fleet renewal strategy during the quarter. In Q2, we completed the sale of one LR1 vessel, two MR vessels, and three Handy vessels. In Q3, we sold our 50% stake in two MR vessels within the H&A Shipping joint venture, resulting in a USD 13.3 million profit for Hafnia.

Our 13.97% stake in TORM continued to contribute to financial performance, with a market value of USD 369.0 million at quarter-end and an additional USD 9.9 million in dividend income recognized during the quarter. Our view on the logic of industry consolidation remains unchanged. The specific path and timing of any strategic steps will continue to be guided by a single priority: maximizing returns for Hafnia’s shareholders.

This is my final quarterly letter as Chief Executive Officer of Hafnia. As announced on 30 June, I will step down on 1 September 2026 after sixteen years in the role. Subject to approval at an Extraordinary General Meeting, I will join Hafnia’s Board of Directors. Søren Steenberg Jensen, EVP and Head of Asset Management, who has helped build this company since its inception, will succeed me as CEO.

The timing naturally invites questions. This transition was planned well in advance and is grounded in continuity. Søren has been closely involved in every element of the strategy outlined in this letter, from our fleet renewal program and distribution policy to the capital allocation that guides both. These commitments now pass to Søren. In his own words:

1   NAV is calculated using the fair value of Hafnia’s owned vessels (including joint venture vessels).

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
From Søren Steenberg Jensen, incoming CEO:

“Hafnia’s strategy does not change on 1 September. My focus will be on disciplined commercial execution and operational excellence through what may remain a volatile period. The capital allocation framework set out in this letter, the payout policy, and the investment strategy carry my full commitment. I look forward to addressing shareholders in my new role at our Q3 results presentation in November 2026.”

It has been a privilege to lead Hafnia and to work with an exceptional team across sea and shore. I would like to thank our employees, partners, investors and stakeholders for their trust and support throughout this journey. Above all, I would like to thank our seafarers, who have carried this company through an extraordinary period with tremendous commitment.

I am immensely proud of what we have accomplished and confident that Hafnia is well positioned for its next chapter.

Mikael Skov
CEO Hafnia

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026

Notes to the Condensed Consolidated Interim Financial Information (Unaudited)

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Safe Harbour Statement
Disclaimer regarding forward-looking statements in the interim report

Matters discussed in this unaudited interim report of the quarterly results of Hafnia Limited (the “Company” or “Hafnia”, together with its subsidiaries, the “Group”) (this “Report”) may constitute “forward-looking statements”. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts or present facts and circumstances.

We desire to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbour legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial and operational performance.

These forward-looking statements may be identified by the use of forward-looking terminology, such as the terms “anticipates”, “assumes”, “believes”, “can”, “contemplate”, “continue”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “likely”, “may”, “might”, “plans”, “should”, “potential”, “projects”, “seek”, “target”, “will”, “would” or, in each case, their negative, or other variations or comparable terminology. They include statements regarding Hafnia’s intentions, beliefs or current expectations concerning, among other things, the financial strength and position of the Group, operating results, liquidity, prospects, growth, the implementation of strategic initiatives, including a potential business combination with TORM plc (“TORM”), as well as other statements relating to the Group’s future business development, financial performance and the industry in which the Group operates.

By their nature, forward-looking statements involve, and are subject to, known and unknown risks, uncertainties and assumptions as they relate to events and depend on circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors including, but not limited to:

•
general economic, political, security, and business conditions, including the ongoing war between Russia and Ukraine, conflicts in the Middle East and the closure of the Strait of Hormuz, disruptions in the Red Sea, sanctions and other measures;

•	general chemical and product tanker market conditions, including fluctuations in charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products or chemicals;
•	the imposition by the United States, China, EU and other countries of tariffs and other policies and regulations affecting international trade, including fees and import and export restrictions;
•	changes in expected trends in recycling of vessels;
•	changes in demand in the chemical and product tanker industry, including the market for LR2, LR1, MR and Handy chemical and product tankers;
•	competition within our industry, including changes in the supply of chemical and product tankers;
•
with respect to a potential transaction with TORM, uncertainty as to whether Hafnia or TORM will pursue, enter into or complete a potential transaction; potential adverse reactions or changes to business relationships resulting from pursuit or completion of a potential transaction; uncertainties as to the timing of a potential transaction; and adverse effects on Hafnia’s share price resulting from pursuit, completion of, or failure to complete a potential transaction;

•	our ability to successfully employ the vessels in our Hafnia Fleet and the vessels under our commercial management;
•	changes in our operating expenses, including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•	changes in international treaties, governmental regulations, tax and trade matters and actions taken by regulatory authorities;
•	potential disruption of shipping routes and demand due to accidents, piracy, conflicts or political events;
•	vessel breakdowns and instances of loss of hire;
•	vessel underperformance and related warranty claims;
•	our expectations regarding the availability of vessel acquisitions and our ability to complete the acquisition of newbuild vessels;
•	our ability to procure or have access to financing and refinancing;
•	our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•	fluctuations in commodity prices, foreign currency exchange and interest rates;
•	potential conflicts of interest involving our significant shareholders;
•	our ability to pay dividends;
•	technological developments;
•	the occurrence, length and severity of epidemics and pandemics and the impact on the demand for transportation of chemical and petroleum products; and
•	other factors that may affect our financial condition, liquidity and results of operations.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Item 3. – Key Information – D. Risk Factors” of Hafnia’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 17 April 2026. Because of these known and unknown risks, uncertainties and assumptions, We caution that forward-looking statements are not guarantees of future performance and that the Group’s actual financial position, operating results and liquidity, and the development of the industry and potential market in which the Group may operate in the future, may differ materially from those made in, or suggested by, the forward-looking statements contained in this Report.

Hafnia cannot guarantee that the intentions, beliefs or current expectations upon which its forward-looking statements are based, will occur. These forward-looking statements speak only as at the date on which they are made. Hafnia undertakes no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to Hafnia or to persons acting on Hafnia’s behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this Report.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Highlights – Q2 and H1 2026

Financial – Q2

In Q2 2026, Hafnia recorded a net profit of USD 277.8 million, equivalent to a profit of USD 0.56 per share[1] (Q2 2025: USD 75.3 million, equivalent to a profit of USD 0.15 per share).

The fee-based businesses generated earnings of USD 8.8 million[2] (Q2 2025: USD 7.9 million).

Time Charter Equivalent (TCE)[3] earnings for Hafnia were USD 372.9 million in Q2 2026 (Q2 2025: USD 231.2 million), resulting in an average TCE[3] of USD 44,093 per day[4].

Adjusted EBITDA[3] was USD 287.3 million in Q2 2026 (Q2 2025: USD 134.2 million).

As of 17 August 2026, 80% of the total earning days of the fleet were covered for Q3 2026 at USD 30,716 per day.

For Q2 2026, Hafnia will distribute a total of USD 250.0 million or USD 0.5003 per share in dividends, corresponding to a payout ratio of 90%.

Financial – H1

In H1 2026, Hafnia recorded a net profit of USD 457.5 million, equivalent to a profit of USD 0.92 per share[1] (H1 2025: USD 138.5 million, equivalent to a profit of USD 0.28 per share).

The fee-based businesses generated earnings of USD 16.6 million[2] (H1 2025: USD 15.8 million).

Time Charter Equivalent (TCE)[3] earnings were USD 655.4 million in H1 2026 (H1 2025: USD 449.9 million), resulting in an average TCE[3] of USD 36,887 per day[4].

Adjusted EBITDA[3] was USD 486.0 million in H1 2026 (H1 2025: USD 259.3 million).

1 Based on weighted average number of shares as at 30 June 2026.
2 Excluding dividend income from Hafnia’s investment in TORM.
3 See Non-IFRS Measures in Note 13.
4 TCE per day presented here excludes downward adjustments of USD 1.7 mil and USD 2.3 mil for Q2 and H1 2026 respectively; relating to operating segments that Hafnia exited in prior financial years.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Highlights – Q2 and H1 2026 CONTINUED

Market

Market Fundamentals
The second quarter saw continued disruption to Arabian Gulf flows due to the closure of the Strait of Hormuz. According to the International Energy Agency (IEA), Gulf oil production recovered only partially, standing at 23.9 mb/d in July, 8.3 mb/d below pre-conflict levels. The memorandum signed between the US and Iran in mid-June facilitated a partial reopening of the Strait and a sharp recovery in oil flows. Arabian Gulf loadings peaked near 20 mb/d at the start of July, before the agreement broke down and renewed attacks on tankers and energy infrastructure reduced loadings to about 12 mb/d by month-end.

Alternative routings that had partially offset the closure also came under direct pressure during the period. Rising tensions between the Houthis and Saudi Arabia have caused vessels to turn away from the Bab el-Mandeb Strait, reestablishing the Red Sea chokepoint in the global oil supply chain. We are already seeing an increase in Red Sea exports shifting toward northern routes, exiting via both the Suez Canal and the SUMED pipeline. Rerouting via Suez and SUMED adds almost 30 days to Asia-bound transit, supporting tonne-mile.

The dislocation is most visible in product trade. Global seaborne oil product exports averaged 27.7 mb/d in July, 3.8 mb/d below a year ago. Gulf countries accounted for 2.9 mb/d of the decline, while the United States offset 0.7 mb/d. Buyers historically dependent on Russian and Middle Eastern barrels secured replacement volumes from the United States, Europe, and India, lengthening average voyage distances across the diesel trade. Inventories continued to draw sharply, with OECD oil inventories falling 69 mb in July, increasing the need for ongoing replenishment and supporting seaborne trade flows and tanker demand.

Forward View
The outlook remains highly uncertain and depends heavily on the durability of any reopening of the Strait of Hormuz and the pace at which Gulf and Asian refining capacity returns. The demand-side impact has proved more significant than initially anticipated. The IEA now forecasts global oil demand contracting by 1.6 mb/d in 2026 to 103.3 mb/d, compared with the 0.4 mb/d decline projected in May. Asia and the Middle East have been hit hardest, accounting for 62% and 28% of the expected decline, respectively. Global demand is expected to expand by 2.4 mb/d in 2027.

Inventory levels underpin our medium-term view. Once market conditions improve, IEA member countries will need to replace up to 400 mb of emergency stocks released during the crisis, of which about 300 mb had been drawn by the end of July. Notably, the remaining committed volumes consist largely of crude oil, offering limited relief to product market tightness, which has become the more pressing constraint. Furthermore, the 172 mb US SPR release, of which about 134 mb has been contracted, is projected to refill in 2027. Several non-IEA countries, including China and India, have also depleted reserves.

A durable reopening of the Strait, combined with the recovery of Eastern refining capacity, would allow ballast tonnage to reposition and, over time, normalize the geographic imbalances that have supported Atlantic Basin freight rates. The IEA further identifies a potential supply overhang of up to 4 mb/d in 2027 as Gulf production recovers, which would return global stocks to February 2026 levels by mid-2027 and push them approximately 1 billion barrels higher by the end of 2027. In our view, that rebuild represents cargo to be carried rather than a headwind, but the transition may be volatile.

On the vessel supply side, our view is unchanged from prior quarters. While newbuild deliveries remain elevated in 2026, the overall supply outlook is more balanced than headline orderbook figures suggest. Scrapping potential is increasing as the global fleet ages, and the sanctioned fleet continues to expand, with much of that tonnage unlikely to return to mainstream trading. A significant share of the product tanker orderbook comprises LR2 vessels, many of which trade in the crude segment, further tightening effective supply within the clean market. We also note that a substantial share of recent ordering activity has been concentrated in the larger crude segments, particularly Suezmaxes and VLCCs, reflecting owners’ response to sustained strength in crude freight markets and the rerouting of crude flows around the Gulf.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Highlights – Q2 and H1 2026 CONTINUED

Fleet1

At the end of the quarter, Hafnia’s fleet consisted of 103 owned vessels2 and 9 time chartered-in vessels. The Group’s total fleet includes 10 LR2s, 28 LR1s (including two bareboat-chartered in and two time-chartered in), 54 MRs of which 13 are IMO II (including seven time-chartered in), and 20 Handy vessels of which 18 are IMO II (including one bareboat-chartered in).

The average estimated broker value of the owned fleet1 was USD 4,255 million, of which USD 3,739 million relates to Hafnia’s 100% owned fleet, and USD 516 million relates to Hafnia’s 50% share in the joint venture fleet. Including Hafnia’s 50% share in the joint venture fleet, the LR2 fleet had a broker value of USD 697 million3, the LR1 fleet had a broker value of USD 1,092 million3, the MR fleet had a broker value of USD 1,745 million4 and the Handy fleet had a broker value of USD 721 million5. The unencumbered vessels had a broker value of USD 1,667 million. The chartered-in fleet had a right-of-use asset book value of USD 43.5 million with a corresponding lease liability of USD 42.7 million.

1 Vessels under construction that are not delivered as at the financial reporting date are not included in the fleet count.
2 Including bareboat chartered in vessels; six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture and four IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and two MRs owned through 50% ownership in the H&A Shipping Joint Venture which are classified as held for sale within the joint venture.
3 Including USD 353 million relating to Hafnia’s 50% share of six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture;
4 Including USD 42 million relating to Hafnia’s 50% share of the committed sale value of the two MRs owned through 50% ownership in the H&A Shipping Joint Venture; and USD 121 million relating to the four IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and IMO II MR vessels;
5 Including IMO II Handy vessels;

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Highlights – Q2 and H1 2026 CONTINUED

Hafnia will pay a quarterly dividend of USD 0.5003 per share. The record date will be 8 September 2026.

For shares registered in the Euronext VPS Oslo Stock Exchange, dividends will be distributed in NOK with an ex-dividend date of 7 September 2026 and a payment date on, or about, 23 September 2026.

For shares registered in the Depository Trust Company, the ex-dividend date will be 8 September 2026, with a payment date on, or about, 18 September 2026.

Please see our separate announcement for additional details regarding the Company’s dividend.

The Condensed Consolidated Interim Financial Information Q2 and H1 2026 has not been audited or reviewed by auditors.

Webcast and Conference call

Hafnia will host a conference call for investors and financial analysts at 8:30 pm SGT/2:30 pm CET/8:30 am EST on 28 August 2026.

The investor presentation will be available via live video webcast via the following link: Click here to join Hafnia’s Investor Presentation on 28 August 2026 .

Meeting ID: 380 648 822 630 727

Passcode: 3uE2AS3K
Download Teams | Join on the web

Dial in by phone: +45  32 72 66 19,,202970533# Denmark, All locations

Find a local number

Phone conference ID: 202 970 533#

A recording of the presentation will be available after the live event on the Hafnia Investor Relations Page: https://investor.hafnia.com/financials/quarterly-results/default.aspx.

Hafnia

Mikael Skov, CEO Hafnia: +65 8533 8900

www.hafniabw.com

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Key figures

USD million	Q1 2026	Q2 2026	H1 2026
Income Statement
Operating revenue (Hafnia vessels and TC vessels)	412.9	505.7	918.6
Profit before tax	180.5	279.2	459.7
Profit for the period	179.7	277.8	457.5
Financial items	(12.0)	(11.8)	(23.7)
Share of profit from joint ventures	10.0	11.0	21.0
TCE income[1]	282.5	372.9	655.4
Adjusted EBITDA[1]	198.6	287.3	486.0
Balance Sheet
Total assets	4,029.0	3,963.8	3,963.8
Total liabilities	1,487.6	1,313.8	1,313.8
Total equity	2,541.4	2,650.0	2,650.0
Cash at bank and on hand[2]	146.5	271.0	271.0
Key financial figures
Return on Equity (RoE) (p.a.)[3]	29.5%	44.6%	36.8%
Return on Invested Capital (p.a.)[4]	22.7%	35.2%	29.1%
Equity ratio	63.1%	66.9%	66.9%
Net loan-to-value (LTV) ratio[5]	20.2%	13.0%	13.0%

For the 3 months ended 30 June 2026	LR2	LR1	MR6	Handy[7]	Total
Vessels on water at the end of the period[8]	6	22	48	20	96
Total operating days[9]	546	1,850	4,295	1,805	8,496
Total calendar days (excluding TC-in)	546	1,833	3,838	1,854	8,071
TCE (USD per operating day)[1]	46,855	52,057	43,767	35,866	44,093
Spot TCE (USD per operating day)[1]	131,160	55,852	50,946	38,241	49,986
TC-out TCE (USD per operating day)[1]	29,995	30,135	22,800	22,540	25,283
OPEX (USD per calendar day)[10]	9,032	9,418	9,060	8,372	8,981
G&A (USD per operating day)[11]					1,994

Vessels on the balance sheet

As of 30 June 2026, total assets amounted to USD 3,963.8 million, of which USD 2,249.3 million represents the carrying value of the Group’s vessels, including dry docking but excluding right-of-use assets. The breakdown by operating segment is as follows:

Balance Sheet USD million	LR2	LR1	MR6	Handy[7]	Total
Vessels and scrubbers (including dry-dock)	229.8	523.7	1,024.3	471.5	2,249.3

1 See Non-IFRS Measures in Note 13.
2 Excluding cash retained in the commercial pools.
3 Annualised
4 ROIC is calculated using annualised EBIT less tax.
5 Net loan-to-value is calculated as all debt (excluding debt relating to the pools), including finance lease debt, minus cash (excluding cash retained in the commercials pools), divided by broker vessel values (100% owned vessels) and the lower of the market value or purchase price of the Torm investment. The calculation of net loan-to-value does not include debt or values of vessels held through our joint ventures.
6 Inclusive of 9 IMO II MR vessels.
7 Inclusive of 18 IMO II Handy vessels.
8 Excluding six LR1s and four LR2s owned through 50% ownership in the Vista Shipping Joint Venture and four IMO II MRs owned through 50% ownership in the Ecomar Joint Venture; and two MRs owned through 50% ownership in the H&A Shipping Joint Venture which are classified as held for sale.
9 Total operating days include owned vessel days and bareboat charter-out days. Vessel-owned days are defined as the total number of days, including waiting time, in a period during which a vessel is owned, technical off-hire days and docking days. Bareboat arrangements include sale-and-leaseback or time charter-in arrangements.
10 OPEX includes vessel running costs and technical management fees.
11 G&A includes all expenses and is adjusted for cost incurred in managing external vessels.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Coverage of earning days

As of 17 August 2026, 80% of the projected total operating days in Q3 2026 were covered at USD 30,716 per day. The tables below show the figures for Q3 2026, Q3 to Q4 2026 and the full year figures for 2027. The coverage figures include FFA positions.

Hafnia Fleet1

Fleet overview	Q3 2026	Q3 to Q4 2026	2027
Hafnia vessels (average during the period)
LR2	6.0	6.0	6.0
LR1	22.0	22.0	21.2
MR2	49.1	49.5	46.8
Handy[3]	20.0	20.0	20.0
Total	97.1	97.5	94.0

Covered, %
LR2	93%	88%	74%
Spot	10%	5%	0%
TC-out	83%	83%	74%
LR1	75%	42%	3%
Spot	61%	30%	0%
TC-out	14%	12%	3%
MR2	77%	52%	17%
Spot	47%	26%	0%
TC-out	30%	26%	17%
Handy[3]	89%	56%	14%
Spot	65%	34%	0%
TC-out	24%	22%	14%
Total	80%	53%	17%

Covered rates[4], USD per day
LR2	39,169	35,226	30,726
Spot	107,303	107,303	-
TC-out	30,800	30,800	30,726
LR1	35,908	34,638	27,989
Spot	37,806	37,246	-
TC-out	27,667	27,735	27,989
MR2	29,614	27,171	23,895
Spot	32,706	29,765	-
TC-out	24,852	24,573	23,895
Handy[3]	25,596	25,305	22,533
Spot	26,191	26,247	-
TC-out	23,951	23,826	22,533
Total	30,716	28,917	25,742

For the week beginning 17 August 2026, Hafnia’s pool earnings4 averaged:
•	USD 74,446 per day for the LR1[5] vessels,
•	USD 27,833 per day for the MR2 vessels,
•	USD 27,009 per day for the Handy[3] vessels.

1 Excludes joint ventures vessels.
2 Inclusive of 9 IMO II vessels.
3 Inclusive of 18 IMO II vessels.
4 Covered rates and pool earnings do not include any IFRS 15 load to discharge adjustments
5 Including vessels trading in our Panamax pool.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Coverage of earning days CONTINUED

Joint Venture Fleet1

Fleet overview	Q3 2026	Q3 to Q4 2026	2027
Joint ventures vessels (average during the period)
LR2	4.0	4.0	4.0
LR1	6.0	6.0	6.0
MR	4.6	4.3	4.0
Total	14.6	14.3	14.0

Covered, %
LR2	100%	100%	100%
Spot	-	-	-
TC-out	100%	100%	100%
LR1	91%	55%	10%
Spot	74%	38%	-
TC-out	17%	17%	10%
MR	100%	100%	100%
Spot	-	-	-
TC-out	100%	100%	100%
Total	96%	81%	62%

Covered rates[2], USD per day
LR2	25,878	25,876	25,875
Spot	-	-	-
TC-out	25,878	25,876	25,875
LR1	33,402	32,826	24,000
Spot	35,545	36,665	-
TC-out	24,000	24,000	24,000
MR	24,500	24,500	24,500
Spot	-	-	-
TC-out	23,362	23,892	24,500
Total	27,956	27,120	25,103

Q3 2026 estimated earning days

Based on the expected fleet composition, Hafnia estimates a total of 9,376 earning days for Q3 2026. This has been adjusted for expected drydock off-hire, vessel divestments, and vessel deliveries during the quarter, including those related to time-chartered-in vessels.

Q3 2026E	LR2	LR1	MR3	Handy[4]	Total
Hafnia Fleet[5] as of 1 July 2026 (#)	6	22	48	20	96
Hafnia Fleet[5] calendar days (92 days/vessel)	552	2,024	4,416	1,840	8,832
Joint Venture Fleet[1] as of 1 July 2026 (#)	4	6	6	-	16
Joint Venture Fleet[1] calendar days (50% share, 46 days/vessel)	184	276	276	-	736
Total calendar days	736	2,300	4,692	1,840	9,568
Less: scheduled drydock off-hire (days)	-	(68)	(151)	(6)	(225)
Less: divestments (days)	-	-	(65)	-	(65)
Plus: deliveries (days)	-	-	98	-	98
Estimated earning days in Q3 2026 (days)	736	2,232	4,574	1,834	9,376

1The figures are presented on a 100% basis. The joint ventures vessels are owned through Hafnia’s 50% participation in the Vista Shipping, H&A Shipping and Ecomar joint ventures.
2Covered rates do not include any IFRS 15 load to discharge adjustment.
3 Inclusive of nine IMO II MR vessels.
4 Inclusive of 18 IMO II Handy vessels.
5 Including bareboat chartered in vessels and time chartered in vessels, but excluding joint venture vessels.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Tanker segment results

LR2	Q3 2025	Q4 2025	Q1 2026	Q2 2026
Operating days (owned)	545	541	540	546
Operating days (TC -in)	–	–	–	-
TCE (USD per operating day)[1]	36,527	33,163	35,316	46,855
Spot TCE (USD per operating day)[1]	37,625	35,307	51,869	131,160
TC-out TCE (USD per operating day)[1]	31,126	30,591	30,660	29,995
Calendar days (excluding TC -in)	552	552	540	546
OPEX (USD per calendar day)	8,459	8,503	8,663	9,032

LR1	Q3 2025	Q4 2025	Q1 2026	Q2 2026
Operating days (owned)	1,991	2,139	2,087	1,668
Operating days (TC -in)	183	184	180	182
TCE (USD per operating day)[1]	29,229	30,986	38,194	52,057
Spot TCE (USD per operating day)[1]	29,404	31,473	39,458	55,852
TC-out TCE (USD per operating day)[1]	27,367	27,906	31,533	30,135
Calendar days (excluding TC -in)	2,164	2,208	2,135	1,833
OPEX (USD per calendar day)	8,515	9,171	8,454	9,418

MR2	Q3 2025	Q4 2025	Q1 2026	Q2 2026
Operating days (owned)	4,195	3,920	3,762	3,659
Operating days (TC -in)	629	631	630	636
TCE (USD per operating day)[1]	24,785	26,307	27,958	43,767
Spot TCE (USD per operating day)[1]	24,683	27,305	29,601	50,946
TC-out TCE (USD per operating day)[1]	25,080	23,549	22,026	22,800
Calendar days (excluding TC -in)	4,493	4,240	3,907	3,838
OPEX (USD per calendar day)	8,476	8,933	8,319	9,060

Handy[3]	Q3 2025	Q4 2025	Q1 2026	Q2 2026
Operating days (owned)	1,942	2,054	2,134	1,805
Operating days (TC -in)	–	–	-	-
TCE (USD per operating day)[1]	22,648	24,006	25,589	35,866
Spot TCE (USD per operating day)[1]	22,699	24,211	26,060	38,241
TC-out TCE (USD per operating day)[1]	22,289	22,257	22,311	22,540
Calendar days (excluding TC -in)	2,208	2,208	2,157	1,854
OPEX (USD per calendar day)	8,371	8,029	7,805	8,372

1 TCE represents gross TCE income after adding back pool commissions; See Non-IFRS Measures in Note 13.
2 Inclusive of IMO II MR vessels.
3 Inclusive of IMO II Handy vessels.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Risk factors

The Group’s results are largely dependent on the worldwide market for transportation of refined oil products. Market conditions for shipping activities are typically volatile and, as a consequence, the results may vary considerably from year to year. The market in broad terms is dependent upon two factors: the supply of vessels and the demand for oil products. The supply of vessels depends on the number of newbuilds entering the market, the demolition of older tonnage and legislation that limits the use of older vessels or sets new standards for vessels used in specific trades. The demand side depends mainly on developments in global economic activity.

The Group is also exposed to risk in respect of increases in operating costs, such as fuel oil costs. Fuel oil prices are affected by the global political and economic environment. For voyage contracts, the current fuel costs are priced into the contracts. Other risks that Management considers are interest rate risk, credit risk, liquidity risk and capital risk. These risks, along with mitigation strategies, are further described in Item 3. Key Information – D. Risk Factors and Item 11. Quantitative and Qualitative Disclosures About Market Risk in Hafnia’s 2025 Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on 17 April 2026 (“2025 Form 20-F”) and note 20 of the consolidated financial statements of the Group for the financial year ended 2025 and are principal risks for the financial year ended H1 2026.

Dividend for Q2

There has been no change to the Group’s dividend policy. For further details, refer to Item 8. Financial Information of our 2025 Form 20-F.

The board has set the quarterly payout ratio at 90% for Q2 2026. This corresponds to a dividend amount of USD 250.0 million or USD 0.5003 per share.

Responsibility statement

We confirm, to the best of our knowledge, that the set of condensed consolidated interim financial information (‘Interim Financial Information’) for the period from 1 January to 30 June 2026 has been prepared in accordance with IAS 34 – Interim Financial Reporting and gives a true and fair view of the Group’s assets, liabilities, financial position and income statement as a whole. We also confirm, to the best of our knowledge, that the Interim Financial Information includes a fair review of important events that have occurred during the financial year ended 30 June 2026 and their impact on the Interim Financial Information, a description of the principal risks and uncertainties for the remaining six months of the financial year, and major related party transactions.

Andreas Sohmen-Pao
John Ridgway
Peter Read
Su Yin Anand
Emily Tan

28 August 2026

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Condensed consolidated statement of comprehensive income (Unaudited)

	For the 3 months ended 30 June 2026 USD’000	For the 3 months ended 30 June 2025 USD’000	For the 6 months ended 30 June 2026 USD’000	For the 6 months ended 30 June 2025 USD’000
Revenue (Hafnia Vessels and TC Vessels)[1]	505,660	346,564	918,583	686,907
Revenue (External Vessels in Disponent-Owner Pools)[2]	310,119	207,591	568,418	415,158
Voyage expenses (Hafnia Vessels and TC Vessels) [1]	(132,753)	(115,406)	(263,181)	(236,998)
Voyage expenses (External Vessels in Disponent-Owner Pools)[2]	(82,933)	(82,949)	(162,749)	(169,172)
Pool distributions for External Vessels in Disponent-Owner Pools[2]	(227,186)	(124,642)	(405,669)	(245,986)
	372,907	231,158	655,402	449,909

Other operating income	18,755	8,090	36,407	17,079
Vessel operating expenses	(64,616)	(68,676)	(130,934)	(136,775)
Technical management expenses	(7,869)	(7,001)	(13,612)	(12,219)
Charter hire expenses	(8,858)	(8,154)	(17,669)	(16,776)
Other expenses	(22,989)	(21,243)	(43,643)	(41,951)
	287,330	134,174	485,951	259,267

Gain on disposal of assets	39,312	–	71,838	–
Depreciation charge of property, plant and equipment	(47,201)	(50,977)	(95,186)	(100,502)
Amortisation charge of intangible assets	–	(107)	(83)	(212)
Reversal of impairment loss on trade receivables	576	–	–	–
Operating profit	280,017	83,090	462,520	158,553

Interest income	3,493	3,424	5,834	6,084
Interest expense	(10,186)	(12,475)	(22,518)	(26,836)
Capitalised financing fees written off	(977)	(6)	(977)	(792)
Other finance expenses	(4,100)	1,005	(6,062)	(398)
Finance expense – net	(11,770)	(8,052)	(23,723)	(21,942)

Share of profit of equity-accounted investees, net of tax	10,969	2,957	20,937	5,993
Profit before income tax	279,216	77,995	459,734	142,604

Income tax expense	(1,413)	(2,660)	(2,201)	(4,079)
Profit for the financial period	277,803	75,335	457,533	138,525

Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss:
Foreign operations – foreign currency translation differences	(1)	164	(19)	247
Fair value gains/(losses) on cash flow hedges	1,581	(731)	3,447	(3,770)
Reclassification to profit or loss	(1,322)	(3,054)	(2,874)	(5,734)
	258	(3,621)	554	(9,257)

Items that will not be subsequently reclassified to profit or loss:
Equity investments at FVOCI – net change in fair value	(26,631)	–	84,667	–
Total other comprehensive (loss)/income	(26,373)	(3,621)	85,221	(9,257)

Total comprehensive income for the period, net of tax	251,430	71,714	542,754	129,268

Earnings per share attributable to the equity holders of the Company
Basic no. of shares	499,177,614	498,369,364	499,177,614	498,369,364
Basic earnings in USD per share[3]	0.56	0.15	0.92	0.28
Diluted no. of shares	506,029,778	503,985,265	506,029,778	503,985,265
Diluted earnings in USD per share[3]	0.55	0.15	0.90	0.27

1 “TC Vessels” are vessels that have been time chartered-in to the Group (including ROU assets).
2 “External Vessels in Disponent-Owner Pools” means vessels that are commercially managed by the Group in the Disponent-Owner Pool arrangements that are not Hafnia Vessels or TC Vessels.
3 Based on weighted average number of shares as at 30 June 2026.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Condensed consolidated balance sheet

	As at 30 June 2026 USD’000 (Unaudited)	As at 31 December 2025 USD’000 (Audited)
Vessels and scrubbers	2,138,295	2,344,757
Dry docking	110,966	114,636
Right-of-use assets – Vessels	43,500	38,413
Other property, plant and equipment	473	865
Total property, plant and equipment	2,293,234	2,498,671

Intangible assets	–	83
Total intangible assets	–	83

Other investments	381,872	297,581
Derivative financial instruments	5,438	2,627
Restricted cash[1]	20,000	10,000
Loans receivable from joint ventures	50,993	59,845
Joint ventures	118,758	97,821
Trade and other receivables, and prepayments	1,155	1,320
Total other non-current assets	578,216	469,194

Total non-current assets	2,871,450	2,967,948

Intangible assets	9,027	16,665
Total intangible assets	9,027	16,665

Inventories	109,754	69,027
Loans receivable from joint venture	9,123	–
Trade and other receivables, and prepayments	607,246	521,954
Derivative financial instruments	3,997	6,237
Cash at bank and on hand	270,983	103,609
Cash retained in the commercial pools[2]	82,177	88,966
Assets held for sale	–	37,490
Total other current assets	1,083,280	827,283

Total current assets	1,092,307	843,948

Total assets	3,963,757	3,811,896

Share capital	1,065,926	1,093,055
Other reserves	552,581	468,761
Treasury shares	(314)	(78,449)
Retained earnings	1,031,775	846,220
Total shareholders’ equity	2,649,968	2,329,587

Borrowings	653,862	910,402
Total non-current liabilities	653,862	910,402

Borrowings	231,501	212,574
Derivative financial instruments	6,046	163
Current income tax liabilities	3,845	5,019
Trade and other payables	410,051	350,735
Provision	8,484	3,416
Total current liabilities	659,927	571,907

Total liabilities	1,313,789	1,482,309

Total shareholders’ equity and liabilities	3,963,757	3,811,896

1 Restricted cash includes FFA collateral accounts.
2 The cash retained in the commercial pools represents cash in the pool bank accounts that are opened in the name of the Group’s pool management companies and can only be used for the operation of vessels within the commercial pools.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Condensed consolidated statement of changes in equity (Unaudited)

	Share capital USD’000	Translation reserve USD’000	Hedging reserve USD’000	Treasury shares USD’000	Capital reserve USD’000	Share-based payment reserve USD’000	Fair value reserve USD’000	Retained earnings USD’000	Total USD’000
Balance at 1 January 2026	1,093,055	127	7,826	(78,449)	480,270	6,589	(26,051)	846,220	2,329,587
Transactions with owners
Equity-settled share-based payment	–	–	–	–	–	1,723	–	–	1,723
Share options exercised	–	–	–	10,798	629	(3,415)	–	–	8,012
Cancellation of treasury shares	(27,129)	–	–	67,337	–	–	–	(40,208)	–
Disposal of FVOCI investment	–	–	–	–	–	–	(338)	68	(270)
Dividends paid	–	–	–	–	–	–	–	(231,838)	(231,838)
Total transactions with owners	(27,129)	–	–	78,135	629	(1,692)	(338)	(271,978)	(222,373)
Total comprehensive income
Profit for the financial period	–	–	–	–	–	–	–	457,533	457,533
Other comprehensive (loss)/income	–	(19)	573	–	–	–	84,667	–	85,221
Total comprehensive income for the period	–	(19)	573	–	–	–	84,667	457,533	542,754
Balance at 30 June 2026	1,065,926	108	8,399	(314)	480,899	4,897	58,278	1,031,775	2,649,968

	Share capital USD’000	Translation reserve USD’000	Hedging reserve USD’000	Treasury shares USD’000	Capital reserve USD’000	Share-based payment reserve USD’000	Fair value reserve USD’000	Retained earnings USD’000	Total USD’000
Balance at 1 January 2025	1,093,055	(198)	20,705	(53,439)	482,382	3,918	10,906	705,177	2,262,506
Transactions with owners
Equity-settled share-based payment	–	–	–	–	–	3,205	–	–	3,205
Share options exercised	–	–	–	2,646	(2,112)	(534)	–	–	–
Purchase of treasury shares	–	–	–	(27,656)	–	–	–	–	(27,656)
Dividends paid	–	–	–	–	–	–	–	(198,639)	(198,639)
Total transactions with owners	–	–	–	(25,010)	(2,112)	2,671	–	(198,639)	(223,090)
Total comprehensive income
Profit for the financial year	–	–	–	–	–	–	–	339,682	339,682
Other comprehensive income/(loss)	–	325	(12,879)	–	–	–	(36,957)	–	(49,511)
Total comprehensive income for the year	–	325	(12,879)	–	–	–	(36,957)	339,682	290,171
Balance at 31 December 2025	1,093,055	127	7,826	(78,449)	480,270	6,589	(26,051)	846,220	2,329,587

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Condensed consolidated statement of cash flows (Unaudited)

	For the 3 months ended 30 June 2026 USD’000	For the 3 months ended 30 June 2025 USD’000	For the 6 months ended 30 June 2026 USD’000	For the 6 months ended 30 June 2025 USD’000
Cash flows from operating activities
Profit for the financial period	277,803	75,335	457,533	138,525
Adjustments for:
- income tax expense	1,413	2,660	2,201	4,079
- depreciation and amortisation charges	47,201	51,084	95,269	100,714
- gain on disposal of assets	(39,312)	–	(71,838)	–
- interest income	(3,493)	(3,424)	(5,834)	(6,084)
- finance expense	15,263	11,477	29,557	28,026
- share of profit of equity accounted investees, net of tax	(10,969)	(2,957)	(20,937)	(5,993)
- equity-settled share-based payment transactions	921	843	1,723	1,507
- provision for claims	2,548	–	5,068	–
- reversal of impairment loss on trade receivables	(576)	–	–	–
- unrealized (gain)/loss on derivatives	(17,637)	730	5,371	100
Operating cash flow before working capital changes	273,162	135,748	498,113	260,874
Changes in working capital:
- intangible assets	623	(5,696)	7,638	(11,983)
- inventories	(24,070)	9,981	(40,727)	11,848
- trade and other receivables, and prepayments	61,162	58,355	(95,204)	41,292
- trade and other payables	(9,936)	(9,270)	59,298	25,277
Cash generated from operations	300,941	189,118	429,118	327,308
Income tax paid	(2,869)	(1,436)	(3,284)	(2,269)
Net cash provided by operating activities	298,072	187,682	425,834	325,039

Cash flows from investing activities
Interest income received	3,573	2,720	6,762	4,455
Loan to joint ventures	(4,674)	(973)	(4,674)	(3,753)
Equity investment in joint venture	–	(25)	–	(25)
Proceeds from disposal of property, plant and equipment	152,365	–	281,331	–
Proceeds from disposal of other investments	–	–	105	–
Repayment of loan by joint venture	900	6,955	900	6,955
Purchase of property, plant and equipment	(20,549)	(41,023)	(41,334)	(68,342)
Net cash provided by/(used in) investing activities	131,615	(32,346)	243,090	(60,710)

Cash flows from financing activities
Proceeds from borrowings from external financial institutions	–	5,000	200,000	7,000
Repayment of borrowings to external financial institutions	(146,748)	(15,669)	(441,221)	(31,338)
Repayment of lease liabilities	(9,748)	(38,177)	(19,298)	(91,531)
Payment of financing fees	–	(270)	(200)	(489)
Interest paid to external financial institutions	(11,085)	(14,758)	(23,985)	(30,832)
Interest paid to third party	(151)	–	(229)	–
Proceeds from exercise of employee share options	–	–	8,012	–
Proceeds from settlement of derivatives	849	4,535	2,510	7,652
Dividends paid	(143,787)	(50,546)	(231,838)	(65,178)
Purchase of treasury shares	–	–	–	(27,656)
Other finance expense paid	(1,120)	(296)	(2,090)	(2,214)
Net cash used in financing activities	(311,790)	(110,181)	(508,339)	(234,586)

Net increase in cash and cash equivalents	117,897	45,155	160,585	29,743
Cash and cash equivalents at beginning of the financial period	235,263	268,156	192,575	283,568
Cash and cash equivalents at end of the financial period	353,160	313,311	353,160	313,311

Cash and cash equivalents at the end of the financial period consists of:
Cash at bank and on hand	270,983	194,022	270,983	194,022
Cash retained in the commercial pools	82,177	119,289	82,177	119,289
	353,160	313,311	353,160	313,311

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Notes to the Condensed Consolidated Interim Financial Information (Unaudited)

These notes form an integral part of and should be read in conjunction with the accompanying condensed consolidated financial information.

Note 1: General information

Hafnia Limited (the “Company”) is listed on the Oslo and New York Stock Exchanges. The Company is registered in Singapore, with its registered office located at 10 Pasir Panjang Road, #18-01 Mapletree Business City, Singapore 117438.

The principal activity of the Company is that of investment holding. The principal activities of its subsidiaries are ship owning, chartering and provision of global maritime services in the product and chemical tankers market.

This Interim Financial Information was authorised for issue by the Board of Directors of the Company on 28 August 2026.

Note 2: Basis of preparation

Statement of compliance

The Interim Financial Information has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. The Interim Financial Information should be read in conjunction with the annual audited financial statements for the financial year ended 31 December 2025, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Interim Financial Information does not include all the information required for a complete set of financial statements prepared in accordance with IFRS standards. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

Note 3: Material accounting policies

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial statements as at and for the year ended 31 December 2025.

Critical accounting estimates

The preparation of the Interim Financial Information requires Management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Any adjustments arising from the changes in these estimates are recognized prospectively. In preparing this Interim Financial Information, the judgements made by Management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those that are applied to the consolidated financial statements for the year ended 31 December 2025.

New standards and amendments to published standards effective in 2026

The Group has applied the following new standards and amendments to IFRS for the first time for the annual period beginning on 1 January 2026:

-	Amendments to IFRS 9 Financial Instruments and IFRS 7: Financial Instruments: Disclosures: Classification and Measurement of Financial Instruments.
-
Annual improvements to IFRS 1: First time Adoption of International Financial Reporting Standards; IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7; IFRS 9: Financial Instruments; IFRS 10: Consolidated Financial Statements; and IAS 7: Statement of Cash Flows

-	Amendments to IFRS 9 and IFRS 7: Contracts Referencing (Nature-dependent Electricity)

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Note 4: Revenue

	For the 3 months ended 30 June 2026 USD’000	For the 3 months ended 30 June 2025 USD’000	For the 6 months ended 30 June 2026 USD’000	For the 6 months ended 30 June 2025 USD’000
Hafnia Vessels and TC Vessels
Revenue from voyage charter[1]	449,930	307,055	811,568	611,858
Revenue from time charter	55,730	39,509	107,015	75,049
Total revenue	505,660	346,564	918,583	686,907
External Vessels in Disponent-Owner Pools
Revenue from voyage charter	310,119	207,591	568,418	415,158
Total revenue	815,779	554,155	1,487,001	1,102,065

The Group’s revenue is generated from the following operating segments: LR2 Product Tankers, LR1 Product Tankers, MR Product Tankers (inclusive of IMO II vessels) and Handy Product Tankers (inclusive of IMO II vessels).

Disaggregation of revenue by operating segments is presented in Note 11.

Note 5: Property, plant and equipment

	Vessels and scrubbers USD’000	Dry docking USD’000	Right-of-use Assets – Vessels USD’000	Others USD’000	Total USD’000
At 30 June 2026
Cost	3,055,818	178,716	238,014	2,022	3,474,570
Accumulated depreciation charge	(917,523)	(67,750)	(194,514)	(1,549)	(1,181,336)
Net book value	2,138,295	110,966	43,500	473	2,293,234

	Vessels and scrubbers USD’000	Dry docking USD’000	Right-of-use Assets – Vessels USD’000	Others USD’000	Total USD’000
At 31 December 2025
Cost	3,426,406	193,076	217,595	2,049	3,839,126
Accumulated depreciation charge	(1,081,649)	(78,440)	(179,182)	(1,184)	(1,340,455)
Net book value	2,344,757	114,636	38,413	865	2,498,671

1 Revenue from voyage charters also includes revenue from vessels on short -term time charters (less than six months).

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Note 5: Property, plant and equipment CONTINUED

a.
The Group organises the commercial management of its fleet of vessels into seven[1] (2025: nine) individual commercial pools: LR1, Panamax, MR, Handy, Chemical-MR, Chemical-Handy and City (“Specialized”) (2025: LR1, Panamax, LR2, MR, Handy, Chemical-MR, Chemical-Handy and Small and City (“Specialized”)). Each individual commercial pool constitutes a separate cash-generating unit (“CGU”). For vessels outside the commercial pools and deployed on time-charter or spot voyages, each of these vessels constitutes a separate CGU. Any time-chartered in vessels which are recognised as right of use (“ROU”) assets by the Group and subsequently deployed in the commercial pools are included as part of the pool CGUs.

The Group evaluates whether there are indications that any vessel as at the reporting date is impaired. If any such indicators of impairment exist, the Group performs impairment testing in accordance with its accounting policy. Refer to Item 17. Financial Statements of our 2025 Form 20-F for the Group’s material accounting policies.

Based on this assessment, the Group concluded that there are no impairment losses to be recognised for the 6 months ended 30 June 2026 (6 months ended 30 June 2025: USD Nil).

b.	During the period, the Group disposed of four LR1 vessels, four MR vessels and four Handy vessels for sales proceeds of USD 281.3 million.

c.	The Group has mortgaged vessels with a total carrying amount of USD 1,179.4 million as at 30 June 2026 (31 December 2025: USD 1,982.2 million) as security over the Group’s bank borrowings.

d.	There were additions of USD 20.4 million to right-of-use assets – vessels – as at 30 June 2026 (6 months ended 30 June 2025: USD 17.9 million).

e.	As at 30 June 2026, the Group has time chartered-in seven MRs and two LR1s with purchase options. These chartered-in vessels are recognised as right-of-use assets.

The Group has firm charters in place up till 2030 for these vessels. The current and next average purchase option price are as follows:

USD’000	Current average purchase option price[2]	Next average purchase option price
LR1	38,333	37,833
MR	29,093	28,710

The time chartered-in days and average time charter rates for these vessels are as follows:

	2026	2027	2028	2029	2030
TC in (Days)[3]
LR1 (with purchase option)	730	425	–	–	–
MR (with purchase option)	2,555	1,358	366	365	286

Average TC in rate (USD/Day)
LR1 (with purchase option)	19,597	19,800	–	–	–
MR (with purchase option)	17,374	17,557	19,850	19,850	19,850

1 The LR2 and Small (“Specialized”) commercial pools ceased operations in June 2026.
2 The exercisable purchase option price decreases by a fixed amount per year, or on a pro-rata basis based on individual contract terms. Prior notice period of three to four months are required before exercise of options. The value of the purchase options (difference between the option price and fair market value of the vessel) amount to USD 191 million as at the end of the current reporting period.
3 Based on firm charter period and does not include optional periods exercisable by Hafnia.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Note 6: Shareholders’ equity

a.	Issued and fully paid share capital

	Number of shares	Share capital USD’000
At 1 January 2026	512,563,532	1,093,055
Cancellation of treasury shares	(12,721,253)	(27,129)
At 30 June 2026	499,842,279	1,065,926

At 1 January 2025 and 31 December 2025	512,563,532	1,093,055

For details on prior year comparatives, refer to Item 17. Financial Statements of our 2025 Form 20-F.

b.	Treasury shares

The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Group. As at 30 June 2026, the Group held 60,974 of the Company’s shares (31 December 2025: 14,573,890), of which the Company cancelled 12,721,253 shares during the financial year 2026.

c.	Other reserves

(i)		As of 30 June 2026 USD’000	As of 31 December 2025 USD’000
	Composition:
	Share based payment reserve	4,897	6,589
	Hedging reserve	8,399	7,826
	Capital reserve	480,899	480,270
	Translation reserve	108	127
	Fair value reserve	58,278	(26,051)
	Total	552,581	468,761

(ii)	Movements of the reserves are as follows:	For the 6 months ended 30 June 2026 USD’000	For the 6 months ended 30 June 2025 USD’000
	Hedging reserve
	At beginning of the financial period	7,826	20,705
	Fair value gains/(losses) on cash flow hedges	3,447	(3,770)
	Reclassification to profit or loss	(2,874)	(5,734)
	At end of the financial period	8,399	11,201

	Fair value reserve
	At beginning of the financial period	(26,051)	10,906
	Disposal of FVOCI	(338)	–
	Fair value gains on revaluation	84,667	–
	At end of the financial period	58,278	10,906

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Note 7: Borrowings

	As at 30 June 2026 USD’000	As at 31 December 2025 USD’000
Current
Bank borrowings	197,949	184,773
Sale and leaseback liabilities	5,774	5,925
Other lease liabilities	27,778	21,876
Total current borrowings	231,501	212,574

Non-current
Bank borrowings	610,350	863,352
Sale and leaseback liabilities	28,559	31,170
Other lease liabilities	14,953	15,880
Total non-current borrowings	653,862	910,402

Total borrowings	885,363	1,122,976

As at 30 June 2026, bank borrowings consist of seven (31 December 2025: eight) credit facilities from external financial institutions, namely USD 84 million, USD 715 million, USD 175 million, USD 100 million, USD 100 million and two borrowing base facilities (31 December 2025: USD 473 million, USD 84 million, USD 40 million, USD 303 million, USD 715 million, USD 175 million, and two borrowing base facilities).

The USD 40 million facility was fully repaid and terminated on 30 June 2026. The USD 303 million facility was undrawn and terminated on 30 June 2026. A majority of the facilities are secured by the Group’s fleet of vessels and receivables. The tables below summarise key information and the repayment profile of the bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
USD 84 million facility	66.7	2029
USD 715 million facility
- USD 715 million revolving credit facility	357.0	2032
Up to USD 175 million borrowing base facility Up to USD 175 million borrowing base facility (with an accordion option of up to USD 75 million)	90.5	–
USD 175 million facility
- USD 175 million revolving credit facility	100.0	2032
USD 100 million revolving credit facility	100.0	2029
USD 100 million revolving credit facility	100.0	2027

	For the financial year ended 31 December 2026	For the financial year ended 31 December 2027
Repayment profile USD’000
USD 84 million facility	4,317	8,633
USD 715 million facility[1]	–	–
Up to USD 175 million borrowing base facility[2] Up to USD 175 million borrowing base facility[2] (with an accordion option of up to USD 75 million)	–	–
USD 175 million facility[1]	–	–
USD 100 million revolving credit facility[1]	–	–
USD 100 million revolving credit facility[1]	–	100,000

1 The revolving credit facility does not have fixed repayment terms and is repayable at the discretion of the Group; subject to the outstanding amounts not exceeding commitment amounts.
2 The borrowing base facilities do not have fixed repayment terms and are repayable when the receivables base decreases below certain thresholds.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Note 7: Borrowings CONTINUED

As at 30 June 2026, bank borrowings of joint ventures consist of eight credit facilities (31 December 2025: ten credit facilities) from external financial institutions (excluded from LTV ratio under key figures).

The H&A Shipping Joint Venture’s USD 22.1 million and USD 23.5 million facilities were fully repaid and terminated on 30 June 2026. The table below summarises key information of the joint ventures’ bank borrowings:

	Outstanding amount USD m	Maturity date
Facility amount
Vista Shipping joint venture
USD 51.8 million facility	25.5	2031
USD 111.0 million facility	64.3	2032
USD 89.6 million facility	73.1	2033
USD 88.5 million facility	76.2	2031

Ecomar joint venture
Vessel 1 French Tax Lease Arrangement	40.6	2032
Vessel 2 French Tax Lease Arrangement	38.8	2032
Vessel 3 French Tax Lease Arrangement	38.4	2032
Vessel 4 French Tax Lease Arrangement	38.6	2033

	For the financial year ended 31 December 2026	For the financial year ended 31 December 2027
Repayment profile USD’000
Vista Shipping joint venture
USD 51.8 million facility	1,727	3,453
USD 111.0 million facility	3,700	7,400
USD 89.6 million facility	2,635	5,271
USD 88.5 million facility	2,458	4,917

Ecomar joint venture
Vessel 1 French Tax Lease Arrangement	639	3,632
Vessel 2 French Tax Lease Arrangement	641	3,570
Vessel 3 French Tax Lease Arrangement	638	3,818
Vessel 4 French Tax Lease Arrangement	1,820	4,436

As at 30 June 2026, the sale and leaseback liabilities consist of various facilities provided by external leasing houses under sale-and-leaseback contracts. Under these contracts, the vessels were legally sold to external leasing houses and leased back by the Group. The maturity dates of the facilities range from 2029 to 2033.

The carrying amount relating to the one CTI vessel was USD 14.5 million (31 December 2025: USD 15.2 million) and other finance leases were USD 19.8 million (31 December 2025: USD 21.9 million).

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Note 7: Borrowings CONTINUED

Interest rates

The weighted average effective interest rates per annum of total borrowings, excluding the effect of interest rate swaps, at the balance sheet date are as follows:

	As at 30 June 2026	As at 31 December 2025
Bank borrowings	4.8%	5.2%
Sale and leaseback liabilities	5.6%	5.7%

Carrying amounts and fair values

The carrying values of the floating rate bank borrowings and sale and leaseback liabilities approximate their fair values as they are re-priceable at one to three-month intervals.

Note 8: Commitments

Operating lease commitments - where the Group is a lessor

The Group leases vessels to non-related parties under non-cancellable operating lease agreements. The Group classifies these leases as operating leases as the Group retains substantially all risks and rewards incidental to ownership of the leased assets.

The undiscounted lease payments1 under operating leases to be received after the reporting date are analysed as follows:

USD’000	As at 30 June 2026
Less than one year	54,815
One to two years	11,339
Two to five years	16,575
82,729

Operating lease commitments - where the Group is a lessee

The Group leases vessels from non-related parties under non-cancellable operating lease agreements. The leases have varying terms including options to extend and options to purchase.

The undiscounted lease payments2 under these operating leases, to be paid after the reporting date, are as follows:

USD’000	As at 30 June 2026
Less than one year	170,986
One to two years	90,911
Two to five years	11,940
273,837

Newbuild commitments

The Group has entered into construction contracts for ten MR newbuilds. The contracted payments to be made after the reporting date, are as follows:

USD’000	As at 30 June 2026
Less than one year	151,080
One to two years	102,070
Two to five years	250,450
503,600

1 Excluding variable lease payments.
2 Based on firm charter period and does not include optional periods exercisable by Hafnia.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Note 9: Financial information

	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 30 June 2026
Financial assets measured at fair value
Forward foreign exchange contracts	–	–	–	–	–	–	–	–
Forward freight agreements	500	–	–	500	–	500	–	500
Interest rate swaps used for hedging	8,935	–	–	8,935	–	8,935	–	8,935
Other investments	–	–	381,872	381,872	369,272	–	12,600	381,872
Loans receivable from joint venture	9,123	–	–	9,123	–	–	9,123	9,123
	18,558	–	381,872	400,430

At 30 June 2026
Financial assets not measured at fair value
Loans receivable from joint ventures	–	50,993	–	50,993
Trade and other receivables, and prepayments[1]	–	540,754	–	540,754
Restricted cash	–	20,000	–	20,000
Cash at bank and on hand	–	270,983	–	270,983
Cash retained in the commercial pools	–	82,177	–	82,177
	–	964,907	–	964,907

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 30 June 2026
Financial liabilities measured at fair value
Forward foreign exchange contracts	(765)	–	(765)	–	(765)	–	(765)
Forward freight agreements	(5,281)	–	(5,281)	–	(5,281)	–	(5,281)
	(6,046)	–	(6,046)

At 30 June 2026
Financial liabilities not measured at fair value
Bank borrowings	–	(808,299)	(808,299)
Sale and leaseback liabilities and other lease liabilities	–	(77,064)	(77,064)
Trade and other payables	–	(410,051)	(410,051)
	–	(1,295,414)	(1,295,414)

1 Excluding prepayments

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Note 9: Financial information CONTINUED
	Carrying amount				Fair value
	Fair value hedging instruments/ Mandatorily at FVTPL – others USD’000	Financial assets at amortised cost USD’000	FVOCI – equity instruments USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2025
Financial assets measured at fair value
Forward foreign exchange contracts	267	–	–	267	–	267	–	267
Forward freight agreements	590	–	–	590	–	590	–	590
Interest rate swaps used for hedging	8,007	–	–	8,007	–	8,007	–	8,007
Other investments	–	–	297,581	297,581	284,981	–	12,600	297,581
Loans receivable from joint venture	7,046	–	–	7,046	–	–	7,046	7,046
	15,910	–	297,581	313,491

At 31 December 2025
Financial assets not measured at fair value
Loans receivable from joint ventures	–	52,799	–	52,799
Trade and other receivables, and prepayments[1]	–	450,087	–	450,087
Restricted cash	–	10,000	–	10,000
Cash at bank and on hand	–	103,609	–	103,609
Cash retained in the commercial pools	–	88,966	–	88,966
	–	705,461	–	705,461

	Carrying amount			Fair value
	Fair value hedging instruments USD’000	Other financial liabilities USD’000	Total USD’000	Level 1 USD’000	Level 2 USD’000	Level 3 USD’000	Total USD’000
At 31 December 2025
Financial liabilities measured at fair value
Forward freight agreements	(163)	–	(163)	–	(163)	–	(163)
	(163)	–	(163)

At 31 December 2025
Financial liabilities not measured at fair value
Bank borrowings	–	(1,048,125)	(1,048,125)
Sale and leaseback liabilities and other lease liabilities	–	(74,851)	(74,851)
Trade and other payables	–	(350,735)	(350,735)
	–	(1,473,711)	(1,473,711)

The Group has Level 1 financial assets but no Level 1 financial liabilities as at 30 June 2026 and 31 December 2025.

The Group has investments in unquoted equity instruments measured at fair value through other comprehensive income (“FVOCI”) and loans receivable from a joint venture measured at fair value through profit or loss (“FVTPL”) that are measured using Level 3 fair value measurements.

For further details on the Group’s measurement of fair values, refer to Item 17. Financial Statements of our 2025 Form 20-F.

1 Excluding prepayments

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Note 9: Financial information CONTINUED

The following table shows a reconciliation from the opening balances to the closing balances of the Group’s investment in unquoted equity instruments measured at FVOCI using Level 3 fair value measurements:

	30 June 2026 USD’000	31 December 2025 USD’000
Opening balance	12,600	23,069
Equity investments at FVOCI – net change in fair value	–	(2,699)
Conversion of debt into equity	–	36
Transfer from Level 3 to Level 1	–	(7,806)
Closing balance	12,600	12,600

The following table shows a reconciliation from the opening balances to the closing balances of the Group’s loans receivable to a joint venture measured at FVTPL using Level 3 fair value measurements:

	30 June 2026 USD’000	31 December 2025 USD’000
Opening balance	7,046	–
Issuance of convertible loan notes	4,674	7,046
Effect of foreign exchange movements	(316)	–
Net change in fair value	(2,281)	–
Closing balance	9,123	7,046

Note 10: Significant related party transactions

In addition to the related party information disclosed elsewhere in the Interim Financial Information, the following significant transactions took place between the Group and related parties during the financial period on commercial terms agreed by the parties:

	For the 3 months ended 30 June 2026 USD’000	For the 3 months ended 30 June 2025 USD’000	For the 6 months ended 30 June 2026 USD’000	For the 6 months ended 30 June 2025 USD’000
Purchase of services
Support service fees paid/payable to related corporations	1,878	1,873	3,856	3,744
Rental paid/payable to a related corporation	246	231	494	454

Rendering of services
Management fees received/receivable from related corporations	15	–	78	–

Other transactions with related corporations
Services paid on behalf of/settled on behalf by related corporations	17,240	18,594	35,115	37,582

Purchase and rendering of services to joint venture
Support service fees paid/payable to joint venture	1,170	–	1,170	–
Management fees received/receivable from joint venture	1,430	810	2,873	1,621
Management fees paid/payable to joint venture	1,001	203	1,529	203

Other transactions with joint venture
Interest income received/receivable from joint venture	643	882	1,258	1,720
Services paid on behalf of/settled on behalf by joint venture	(4,147)	(1,928)	(8,968)	(3,814)

Pool arrangements
Revenue distributable/distributed to joint venture	22,017	15,063	43,705	29,175

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026

Note 11: Segment information

For the 3 months ended 30 June 2026	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)[6]	29,402	136,418	248,049	93,505	507,374
Revenue (External Vessels in Disponent-Owner Pools)	1,666	80,895	216,606	10,952	310,119
Voyage expenses (Hafnia Vessels and TC Vessels)	(3,819)	(40,094)	(60,068)	(28,772)	(132,753)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(1,269)	(18,265)	(61,070)	(2,329)	(82,933)
Pool distributions for External Vessels in Disponent-Owner Pools	(397)	(62,630)	(155,537)	(8,622)	(227,186)
TCE Income[5]	25,583	96,324	187,980	64,734	374,621

Other operating income	653	1,623	4,201	1,068	7,545
Vessel operating expenses	(4,305)	(15,332)	(30,895)	(14,084)	(64,616)
Technical management expenses	(627)	(1,931)	(3,877)	(1,434)	(7,869)
Charter hire expenses	–	(1,423)	(7,435)	–	(8,858)

Adjusted EBITDA[5]	21,304	79,261	149,974	50,284	300,823
Depreciation charge	(3,050)	(11,601)	(23,490)	(8,704)	(46,845)
					253,978
Unallocated					25,238
Profit before income tax					279,216

For the 6 months ended 30 June 2026	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)[6]	50,092	267,354	425,911	177,511	920,868
Revenue (External Vessels in Disponent-Owner Pools)	27,947	156,755	354,432	29,284	568,418
Voyage expenses (Hafnia Vessels and TC Vessels)	(5,438)	(84,461)	(115,152)	(58,130)	(263,181)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(7,205)	(37,560)	(109,925)	(8,059)	(162,749)
Pool distributions for External Vessels in Disponent-Owner Pools	(20,742)	(119,195)	(244,508)	(21,224)	(405,669)
TCE Income[5]	44,654	182,893	310,758	119,382	657,687

Other operating income	1,423	3,549	7,433	2,111	14,516
Vessel operating expenses	(8,649)	(32,035)	(60,822)	(29,428)	(130,934)
Technical management expenses	(961)	(3,276)	(6,453)	(2,922)	(13,612)
Charter hire expenses	–	(2,843)	(14,826)	–	(17,669)

Adjusted EBITDA[5]	36,467	148,288	236,090	89,143	509,988
Depreciation charge	(6,059)	(23,871)	(46,652)	(18,155)	(94,737)
					415,251
Unallocated					44,483
Profit before income tax					459,734

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measures in Note 13.
6 Excluding downward adjustments of USD 1.7 mil and USD 2.3 mil for Q2 and H1 2026 respectively; relating to operating segments that Hafnia exited in prior financial years.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Note 11: Segment information CONTINUED

For the 3 months ended 30 June 2025	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	30,719	91,254	168,309	56,282	346,564
Revenue (External Vessels in Disponent-Owner Pools)	15,954	59,117	115,408	17,112	207,591
Voyage expenses (Hafnia Vessels and TC Vessels)	(9,896)	(30,589)	(53,448)	(21,473)	(115,406)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(5,511)	(21,310)	(50,790)	(5,338)	(82,949)
Pool distributions for External Vessels in Disponent-Owner Pools	(10,442)	(37,807)	(64,619)	(11,774)	(124,642)
TCE Income[5]	20,824	60,665	114,860	34,809	231,158

Other operating income	609	1,354	2,596	1,520	6,079
Vessel operating expenses	(4,041)	(17,040)	(32,651)	(14,944)	(68,676)
Technical management expenses	(490)	(1,773)	(3,401)	(1,337)	(7,001)
Charter hire expenses	–	(1,445)	(6,709)	–	(8,154)

Adjusted EBITDA[5]	16,902	41,761	74,695	20,048	153,406
Depreciation charge	(3,107)	(12,898)	(25,501)	(9,400)	(50,906)
					102,500
Unallocated					(24,505)
Profit before income tax					77,995

For the 6 months ended 30 June 2025	LR2[1] USD’000	LR1[2] USD’000	MR3 USD’000	Handy[4] USD’000	Total USD’000
Revenue (Hafnia Vessels and TC Vessels)	58,315	179,745	327,029	121,818	686,907
Revenue (External Vessels in Disponent-Owner Pools)	30,687	109,247	238,360	36,864	415,158
Voyage expenses (Hafnia Vessels and TC Vessels)	(19,196)	(64,271)	(104,589)	(48,942)	(236,998)
Voyage expenses (External Vessels in Disponent-Owner Pools)	(12,093)	(41,067)	(102,473)	(13,539)	(169,172)
Pool distributions for External Vessels in Disponent-Owner Pools	(18,594)	(68,180)	(135,887)	(23,325)	(245,986)
TCE Income[5]	39,119	115,474	222,440	72,876	449,909

Other operating income	1,400	2,576	5,263	3,836	13,075
Vessel operating expenses	(7,881)	(33,250)	(65,558)	(30,086)	(136,775)
Technical management expenses	(774)	(2,936)	(5,871)	(2,638)	(12,219)
Charter hire expenses	–	(3,949)	(12,827)	–	(16,776)

Adjusted EBITDA[5]	31,864	77,915	143,447	43,988	297,214
Depreciation charge	(6,177)	(25,986)	(50,424)	(17,770)	(100,357)
					196,857
Unallocated					(54,253)
Profit before income tax					142,604

Note 12: Subsequent events

On 27 July 2026, H&A Shipping completed the sale of MT Yellow Stars and MT PS Stars, resulting in a gain of USD 13.3 million, which is the share of profit attributable to the Group. Following the transaction, H&A Shipping is expected to be liquidated.

1 Vessels between 85,000 DWT and 124,999 DWT in size and provides transportation of clean petroleum oil products.
2 Vessels between 55,000 DWT and 84,999 DWT in size and provides transportation of clean and dirty petroleum products.
3 Vessels between 40,000 DWT and 54,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
4 Vessels between 25,000 DWT and 39,999 DWT in size and provides transportation of clean and dirty oil products, vegetable oil and easy chemicals; inclusive of IMO II vessels
5 See Non-IFRS Measures in Note 13.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Note 13: Non-IFRS measures

Throughout this Interim Financial Information Q2 and H1 2026, we provide a number of key performance indicators used by our management and often used by competitors in our industry. For details on the Key Performance Indicators, refer to Item 5. Operating and Financial Review and Prospects of our 2025 Form 20-F.

Reconciliation of Non-IFRS measures

Adjusted EBITDA

The following table sets forth a reconciliation of Adjusted EBITDA to profit/(loss) for the financial period, the most comparable IFRS financial measure, for the periods ended 30 June 2026 and 30 June 2025.

	For the 3 months ended 30 June 2026 USD’000	For the 3 months ended 30 June 2025 USD’000	For the 6 months ended 30 June 2026 USD’000	For the 6 months ended 30 June 2025 USD’000
Profit for the financial period	277,803	75,335	457,533	138,525
Income tax expense	1,413	2,660	2,201	4,079
Depreciation charge of property, plant and equipment	47,201	50,977	95,186	100,502
Amortisation charge of intangible assets	–	107	83	212
Gain on disposal of assets	(39,312)	–	(71,838)	–
Share of profit of equity-accounted investees, net of tax	(10,969)	(2,957)	(20,937)	(5,993)
Interest income	(3,493)	(3,424)	(5,834)	(6,084)
Interest expense	10,186	12,475	22,518	26,836
Capitalised financing fees written off	977	6	977	792
Other finance expense/(income)	4,100	(1,005)	6,062	398
Reversal of impairment of trade receivables	(576)	–	–	–
Adjusted EBITDA	287,330	134,174	485,951	259,267

Time charter equivalent (or “TCE”)

The following table reconciles our revenue (Hafnia Vessels and TC Vessels), the most directly comparable IFRS financial measure, to TCE income per operating day.

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 June 2026	For the 3 months ended 30 June 2025	For the 6 months ended 30 June 2026	For the 6 months ended 30 June 2025
Revenue (Hafnia Vessels and TC Vessels)	505,660	346,564	918,583	686,907
Revenue (External Vessels in Disponent-Owner Pools)	310,119	207,591	568,418	415,158
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(132,753)	(115,406)	(263,181)	(236,998)
Less: Voyage expenses (External Vessels in Disponent-Owner Pools)	(82,933)	(82,949)	(162,749)	(169,172)
Less: Pool distributions for External Vessels in Disponent-Owner Pools	(227,186)	(124,642)	(405,669)	(245,986)
TCE income	372,907	231,158	655,402	449,909
Operating days	8,496	9,454	17,829	18,968
TCE income per operating day	43,891	24,452	36,758	23,720

Revenue, voyage expenses and pool distributions in relation to External Vessels in Disponent-Owner Pools net to zero, and therefore the calculation of TCE income is unaffected by these items:

(in USD’000 except operating days and TCE income per operating day)	For the 3 months ended 30 June 2026	For the 3 months ended 30 June 2025	For the 6 months ended 30 June 2026	For the 6 months ended 30 June 2025
Revenue (Hafnia Vessels and TC Vessels)	505,660	346,564	918,583	686,907
Less: Voyage expenses (Hafnia Vessels and TC Vessels)	(132,753)	(115,406)	(263,181)	(236,998)
TCE income	372,907	231,158	655,402	449,909
Operating days	8,496	9,454	17,829	18,968
TCE income per operating day	43,891	24,452	36,758	23,720

‘TCE income’ as used by management is therefore only illustrative of the performance of the Hafnia Vessels and the TC Vessels; not the External Vessels in our Pools.

For the avoidance of doubt, in all instances where we use the term “TCE income” and it is not succeeded by “(voyage charter)”, we are referring to TCE income from revenue and voyage expenses related to both voyage charter and time charter.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026
Appendix

Joint ventures

The Group holds interests in the following joint ventures, each accounted for using the equity method.

	30 June 2026					31 December 2025
	Vista Shipping	H&A Shipping	Ecomar	Complexio	Seascale	Vista Shipping	H&A Shipping	Ecomar	Complexio	Seascale
Percentage ownership interest	50%	50%	50%	36.3%	50%	50%	50%	50%	36.7%	50%

	USD’000					USD’000
Carrying amount in JV	99,480	15,035	–	–	4,243	80,975	14,558	–	–	2,288
Group’s share of total comprehensive income/(loss) in JV	18,505	477	–	–	1,955	16,706	973	–	(2,751)	2,262

a.	Vista Shipping

Vista Shipping Pte. Ltd. and its subsidiaries (“Vista Shipping”) is a joint venture in which the Group has joint control and 50% ownership interest. The Group and the other investor in the joint venture provided shareholders’ loans in proportion to their interests to finance the newbuild programme.

b.	H&A Shipping

In July 2021, the Group and Andromeda Shipholdings Ltd (“Andromeda Shipholdings”) entered into a joint venture, H&A Shipping Pte. Ltd. (“H&A Shipping”) in which the Group has joint control and 50% ownership interest. In accordance with the agreement under which H&A Shipping was established, the Group and the other investor in the joint venture have agreed to provide equity in proportion to their interests to finance the newbuild programme.

c.	Ecomar

In June 2023, the Group and SOCATRA entered into a joint venture, Ecomar Shipholding S.A.S (“Ecomar”), in which the Group has joint control and 50% ownership interest. In accordance with the agreement under which Ecomar was established, the Group and the other investor in the joint venture have agreed to provide shareholders’ loans in proportion to their interests to finance the newbuild programme.

d.	Complexio

In March 2023, the Group and Simbolo Holdings Limited entered into a share purchase agreement where the Group purchased 50% of Class A shares (with voting rights) in Quintessential AI Limited (“Q-AI”). As a result of the transaction, the Group has joint control (with Simbolo Holdings having the remainder of Class A shares) of Q-AI; with a 36.3%1 ownership interest. Q-AI is incorporated in London and operates in the software development industry. Accordingly, the Group has classified its interest in Q-AI as a joint venture. The Company was renamed to Complexio Limited (“Complexio”) on 1 May 2024.

e.	Seascale

In March 2025, the Group and Cargill entered into a joint arrangement, Seascale Energy Pte Ltd (“Seascale”), in which the Group has joint control and 50% ownership interest. Seascale is incorporated in Singapore and provides bunker procurement services.

1 After accounting for the treasury shares held by the Company.

HAFNIA CONDENSED-CONSOLIDATED-INTERIM-FINANCIAL-INFORMATION-(UNAUDITED)-Q2-AND-H1 2026

Appendix CONTINUED

Fleet list

Vessel	DWT	Year Built	Type	Vessel	DWT	Year Built	Type
Hafnia Bering	39,067	Apr-15	Handy	Hafnia Triton	109,990	Oct-19	LR2
Hafnia Soya	39,067	Nov-15	Handy	Hafnia Languedoc[1]	109,999	Mar-23	LR2
Hafnia Kallang	74,189	Jan-17	LR1	Hafnia Larvik[1]	109,999	Oct-23	LR2
Hafnia Shannon	74,189	Aug-17	LR1	Hafnia Loire[1]	109,999	May-23	LR2
Hafnia Tagus	74,151	Mar-17	LR1	Hafnia Lillesand[1]	109,999	Feb-24	LR2
Hafnia Yara	74,189	Jul-17	LR1	Beagle[2]	49,850	Mar-19	MR
Hafnia Africa	74,539	May-10	LR1	Boxer[2]	49,852	Jun-19	MR
Hafnia Asia	74,490	Jun-10	LR1	Basset[2]	49,875	Nov-19	MR
Hafnia Australia	74,539	May-10	LR1	Bulldog[2]	49,856	Feb-20	MR
Hafnia Hong Kong[1]	74,999	Jan-19	LR1	Hafnia Bobcat	49,999	Aug-14	MR
Hafnia Shanghai[1]	74,999	Jan-19	LR1	Hafnia Cheetah	49,999	Feb-14	MR
Hafnia Guangzhou[1]	74,999	Jul-19	LR1	Hafnia Cougar	49,999	Jan-14	MR
Hafnia Beijing[1]	74,999	Oct-19	LR1	Hafnia Eagle	49,999	Jul-15	MR
Sunda[2]	79,902	Jul-19	LR1	Hafnia Egret	49,999	Nov-14	MR
Karimata[2]	79,885	Aug-19	LR1	Hafnia Falcon	49,999	Feb-15	MR
Hafnia Shenzhen[1]	74,999	Aug-20	LR1	Hafnia Hawk	49,999	Jun-15	MR
Hafnia Nanjing[1]	74,999	Jan-21	LR1	Hafnia Jaguar	49,999	Mar-14	MR
Hafnia Excelsior	74,665	Jan-16	LR1	Hafnia Kestrel	49,999	Aug-15	MR
Hafnia Executive	74,319	May-16	LR1	Hafnia Leopard	49,999	Jan-14	MR
Hafnia Prestige	74,996	Nov-16	LR1	Hafnia Lioness	49,999	Jan-14	MR
Hafnia Providence	74,996	Aug-16	LR1	Hafnia Lynx	49,999	Nov-13	MR
Hafnia Pride	74,997	Jul-16	LR1	Hafnia Merlin	49,999	Sep-15	MR
Hafnia Excellence	74,613	May-16	LR1	Hafnia Myna	49,999	Oct-15	MR
Hafnia Exceed	74,664	Feb-16	LR1	Hafnia Osprey	49,999	Oct-15	MR
Hafnia Expedite	74,634	Jan-16	LR1	Hafnia Panther	49,999	Jun-14	MR
Hafnia Express	74,663	May-16	LR1	Hafnia Petrel	49,999	Jan-16	MR
Hafnia Excel	74,547	Nov-15	LR1	Hafnia Puma	49,999	Nov-13	MR
Hafnia Precision	74,996	Oct-16	LR1	Hafnia Raven	49,999	Nov-15	MR
Hafnia Experience	74,669	Mar-16	LR1	Hafnia Swift	49,999	Jan-16	MR
Hafnia Pioneer	81,305	Jun-13	LR1	Hafnia Tiger	49,999	Mar-14	MR
Hafnia Despina	109,990	Jan-19	LR2	BW Wren	49,999	Mar-16	MR
Hafnia Galatea	109,990	Mar-19	LR2	Hafnia Ane	49,999	Nov-15	MR
Hafnia Larissa	109,990	Apr-19	LR2	Hafnia Daisy	49,999	Aug-16	MR
Hafnia Lene	49,999	Jul-15	MR	Hafnia Henriette	49,999	Jun-16	MR
Hafnia Neso	109,990	Jul-19	LR2	Hafnia Kirsten	49,999	Jan-17	MR
Hafnia Thalassa	109,990	Sep-19	LR2

1 50% owned through the Vista Shipping Joint Venture
2 Time chartered in vessel

Appendix CONTINUED

Fleet list CONTINUED

Vessel	DWT	Year Built	Type
Hafnia Lise	49,875	Sep-16	MR
Hafnia Lotte	49,999	Jan-17	MR
Hafnia Mikala	49,999	May-17	MR
Hafnia Andrea	49,999	Jun-15	MR
Hafnia Caterina	49,999	Aug-15	MR
Orient Challenge[1]	49,972	Jun-17	MR
Orient Innovation[1]	49,997	Jul-17	MR
Yellow Stars[2]	49,999	Jul-21	MR
PS Stars[2]	49,999	Jan-22	MR
Hokkaido[1]	49,948	Oct-25	MR
Hafnia Almandine	38,506	Feb-15	IMO II – Handy
Hafnia Amber	38,506	Feb-15	IMO II – Handy
Hafnia Amethyst	38,506	Mar-15	IMO II – Handy
Hafnia Ametrine	38,506	Apr-15	IMO II – Handy
Hafnia Aventurine	38,506	Apr-15	IMO II – Handy
Hafnia Andesine	38,506	May-15	IMO II – Handy
Hafnia Aronaldo	38,506	Jun-15	IMO II – Handy
Hafnia Aquamarine	38,506	Jun-15	IMO II – Handy
Hafnia Axinite	38,506	Jul-15	IMO II – Handy
Hafnia Amessi	38,506	Jul-15	IMO II – Handy
Hafnia Azotic	38,506	Sep-15	IMO II – Handy
Hafnia Amazonite	38,506	May-15	IMO II – Handy
Hafnia Ammolite	38,506	Aug-15	IMO II – Handy
Hafnia Adamite	38,506	Sep-15	IMO II – Handy
Hafnia Aragonite	38,506	Oct-15	IMO II – Handy
Hafnia Azurite	38,506	Aug-15	IMO II – Handy
Hafnia Alabaster	38,506	Nov-15	IMO II – Handy
Hafnia Achroite	38,506	Jan-16	IMO II – Handy
Hafnia Turquoise	49,516	Apr-16	IMO II – MR
Hafnia Topaz	49,561	Jul-16	IMO II – MR
Hafnia Tourmaline	49,513	Oct-16	IMO II – MR
Hafnia Tanzanite	49,478	Nov-16	IMO II – MR
Hafnia Viridian	49,126	Jan-15	IMO II – MR
Hafnia Violette	49,126	Mar-15	IMO II – MR
Hafnia Atlantic	49,641	Dec-17	IMO II – MR
Hafnia Pacific	49,686	Dec-17	IMO II – MR
Hafnia Valentino	49,126	May-15	IMO II – MR
Ecomar Gascogne[3]	49,776	Jan-25	IMO II – MR
Ecomar Guyenne[3]	49,763	May-25	IMO II – MR
Ecomar Garonne[3]	49,696	Jul-25	IMO II – MR
Ecomar Gironde[3]	49,805	Jan-26	IMO II – MR

1 Time chartered in vessel
2 Classified as an asset held for sale
3 50% owned through the Ecomar Joint Venture